SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Uranium 308 Corp.
(Name of Issuer)

Common Stock, par value $0.00001
(Title of Class of Securities)

917027 10 4
(CUSIP Number)

Michael T. Shannon, Esq.
Devlin Jensen
Barristers & Solicitors
Suite 2550 - 555 W. Hastings Street
Vancouver, British Columbia
Canada V6B 4N5
(604) 684-2550
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

October 26, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO.: 917027 10 4	13D	Page 2 of 5 Pages

(1)	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ka Yu
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (See Instructions) (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO (See Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED [ ] PURSUANT TO ITEMS 2(d) OR 2(e)
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 300,000 (1)
	(8)	SHARED VOTING POWER
	(9)	SOLE DISPOSITIVE POWER 300,000 (1)
	(10)	SHARED DISPOSITIVE POWER

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
(14)	TYPE OF REPORTING PERSON (See Instructions) IN

(1) This figure includes 300,000 shares owned directly by Mr. Ka Yu.

CUSIP NO.: 917027 10 4	13D	Page 3 of 5 Pages

Item 1.	SECURITY AND ISSUER

The class of equity securities to which this statement relates is common stock, having par value of $0.00001 per share (the “Common Stock”) of Uranium 308 Corp., a corporation organized under the laws of the State of Nevada (the “Issuer”). The address of the principal executive office of the Issuer is A-707 Jian Wai Soho, 39 East 3rd-Ring Road, Chao Yang District, Beijing, China, 100022.

Item 2.	IDENTITY AND BACKGROUND

(a) - (c)

Mr. Ka Yu’s current address for notice and delivery is Rm. 402, Building C, 555 Hai-Lun Rd., Shanghai, China, 200080. He was appointed as the Secretary, Treasurer and director of the Issuer on May 29, 2007 and subsequently resigned from all positions effective September 27, 2007. Between October 31, 2006 and March 1, 2007 Mr. Yu was the President, CEO, Secretary, Treasurer and director of Sinobiomed Inc., a biotechnology company, and was its CFO between October 31, 2006 and December 28, 2006. As of March 1, 2007, he was reappointed as Secretary, Treasurer and director of Sinobiomed Inc. Sinobiomed Inc.’s principal executive office is at 4705, No. 58, North Tang Gao Rd., Pudong New Area Shanghai, China, 201206. In addition, he is the current Senior Vice President of CY Oriental Holdings Ltd., which is listed on the TSX Venture Exchange.

(d) - (f)

During the last five years, Mr. Ka Yu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours). In addition, during the last five years, Mr. Yu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; and therefore, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Ka Yu is a citizen of Canada.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Ka Yu was the beneficial owner of 5,000,000 shares of the Issuer, which represented 5.75% of the Issuer’s outstanding shares of Common Stock. Pursuant to an October 12, 2007, settlement agreement entered into between Ka Yu and Michael Tan of Singapore, Mr. Yu agreed to settle a disputed amount owing from Mr. Yu to Mr. Tan by transferring 700,000 shares of Common Stock of the Issuer to Mr. Tan. This transfer of 700,000 shares took place on October 26, 2007 (the “First Transaction”).

In addition to the First Transaction, Ka Yu gifted to his relative, So Chin Choa, 4,000,000 shares of Common Stock of the Issuer registered in his name (the “Second Transaction”).

CUSIP NO.: 917027 10 4	13D	Page 4 of 5 Pages

Item 4.	PURPOSE OF TRANSACTION

The purpose of the First Transaction being reported was Mr. Ka Yu’s settlement of a disputed amount between Mr. Yu and Michael Tan. The purpose of the Second Transaction being reported was Mr. Ka Yu’s gifting of shares to his relative, So Chin Choa. Mr. Ka Yu is currently holding his remaining 300,000 shares for investment purposes. Mr. Ka Yu has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Ka Yu directly owns 300,000 shares of Common Stock of the Issuer which represents approximately 0.34% of the outstanding Common Stock of the Issuer. This percentage is based on 87,001,667 shares of Common Stock issued and outstanding as at October 30, 2007.

(b)  Mr. Ka Yu has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 300,000 shares of Common Stock, which he directly owns.

(c) Except as otherwise described herein, and to the knowledge of Mr. Ka Yu, Mr. Yu has not affected any transaction in the Common Stock during the past sixty (60) days.

(d) Except as otherwise described herein, and to the knowledge of Mr. Ka Yu, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock owned by Mr. Ka Yu.

(e) As of October 26, 2007, Mr. Ka Yu ceased to be an owner of more than five percent (5%) of the Common Stock.

CUSIP NO.: 917027 10 4	13D	Page 5 of 5 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Ka Yu and any other person with respect to the voting or disposition of the shares of Common Stock beneficially owned by Mr. Ka Yu.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Not Applicable as there are no exhibits to be filed with this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2007	/s/ Ka Yu
KA YU